Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2016

First quarter organic revenue growth of 6.6%
Annual and Special Meeting of Shareholders scheduled for May 26, 2016, to approve the proposed combination with Waste Connections, Inc.

Toronto, Ontario – April 27, 2016 – Progressive Waste Solutions Ltd. (the "Company") (NYSE, TSX: BIN) today reported its financial results for the three months ended March 31, 2016.

First quarter highlights
-	Consolidated revenues of $471.4 million, an increase of 6.0% assuming a foreign currency exchange rate ("FX") consistent with the prior year period ("constant currency").
-	Organic revenue growth of 6.6%, including price and volume growth of 1.6% and 4.5%, respectively.
-	Adjusted EBITDA(A) of $112.3 million, an increase of 9.6% at constant currency. Adjusted EBITDA(A) margin of 23.8%.
-	Free cash flow(B) of $30.3 million, down 6.2% at constant currency.
-	Adjusted net income(A) per share of $0.25, consistent with the same period last year.

Management Commentary
(All amounts are in United States ("U.S.") dollars, unless otherwise stated)

"We delivered strong revenue growth in the first quarter on consolidated revenues of $471.4 million, up 6.0% at constant currency, and we converted this revenue growth into adjusted EBITDA(A) of $112.3 million, up 9.6% at constant currency," said Dan Pio, Chief Executive Officer.  "Our organic revenue growth of 6.6%, or nearly $33 million, was driven by unseasonably higher landfill volumes in our North and East regions due to the mild weather relative to the year-ago period, as well as a significant contribution from our natural gas plant at the Lachenaie landfill in Quebec.  Revenues from the gas plant represented approximately $9.3 million of our organic growth, with the majority relating to increases in biofuel commodity pricing and approximately $2.0 million that is not expected to recur.  Our organic revenue improvement was also driven by higher price across our collection service lines, most notably from our commercial service line which increased 2.9% period-over-period, and by higher consolidated volume growth of 4.5%.  Excluding industrial volumes in the North region, which declined due to lower economic activity in Alberta, waste volumes improved across our consolidated collection, transfer and disposal business."

Mr. Pio continued, "We are pleased with the results of our operations as we prepare to enter into the previously announced combination with Waste Connections, Inc.  Our expectation remains that the combination will close in the second quarter of 2016, following shortly after the anticipated approval at our upcoming annual and special meeting of shareholders.  On behalf of our Company's management team, I would like to thank our employees for their commitment to safety and customer service.  I am confident that the efforts of our outstanding people will contribute to the success of the combined company and create significant value for our shareholders."

First quarter ended March 31, 2016
Reported revenues increased $11.2 million or 2.4% from $460.2 million in the first quarter of 2015 to $471.4 million in the first quarter of 2016.  Expressed on a reportable basis, and assuming a FX rate of parity between the Canadian and U.S. dollar, revenues increased 6.2%.  This increase was due in large part to a 1.6% increase in overall pricing, higher volumes of 4.5% and higher recycled commodity pricing, 1.5%, partially offset by lower fuel surcharges, (1.0%) and net divestitures, (0.4%).

Operating income was $21.5 million in the first quarter of 2016 versus $49.2 million in the first quarter of 2015.  Net (loss) income was ($2.0) million versus $18.1 million in the first quarter of 2016 and 2015, respectively.  The current period net loss includes approximately $21.9 million of transaction related costs incurred as a result of our proposed merger with Waste Connections.

Progressive Waste Solutions Ltd. – March 31, 2016 -

Adjusted amounts
Adjusted EBITDA(A) was $112.3 million, or 5.1% higher, in the first quarter of 2016 versus $106.9 million in the same quarter a year ago.  Expressed on a reportable basis, and assuming constant currency, adjusted EBITDA(A) increased 9.6%.  Adjusted operating EBIT(A) was $46.6 million, or (10.4%) lower, in the quarter compared to $52.1 million in the same period last year.  Adjusted net income(A) was $27.0 million, or $0.25 per diluted share, compared to $28.2 million, or $0.25 per diluted share in the comparative period.
Progressive Waste Solutions Ltd. – March 31, 2016 -

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
("Statement of Operations and Comprehensive Income or Loss")
For the periods ended March 31, 2016 and 2015 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended
	2016	2015(C)

REVENUES	$471,438	$460,205
EXPENSES
OPERATING	302,543	297,500
SELLING, GENERAL AND ADMINISTRATION	81,713	58,716
AMORTIZATION	65,782	64,009
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(138)	(9,194)
OPERATING INCOME	21,538	49,174
INTEREST ON LONG-TERM DEBT	12,462	15,456
NET FOREIGN EXCHANGE LOSS (GAIN)	1,144	(283)
NET LOSS ON FINANCIAL INSTRUMENTS	13,862	10,759
(LOSS) INCOME BEFORE INCOME TAX EXPENSE (RECOVERY)	(5,930)	23,242
INCOME TAX EXPENSE (RECOVERY)
Current	5,950	4,837
Deferred	(9,870)	284
	(3,920)	5,121
NET (LOSS) INCOME	(2,010)	18,121

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	23,866	(41,682)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	23,866	(41,682)
COMPREHENSIVE INCOME (LOSS)	$21,856	$(23,561)

Net (loss) income per weighted average share, basic and diluted	$(0.02)	$0.16
Weighted average number of shares outstanding
(thousands), basic and diluted	109,306	112,501

Progressive Waste Solutions Ltd. – March 31, 2016 -

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets ("Balance Sheet")
March 31, 2016 (unaudited) and December 31, 2015 (stated in accordance with accounting principles generally accepted in the United States of America ("U.S.") and in thousands of U.S. dollars except for issued and outstanding share amounts)
	March 31,	December 31,
	2016	2015
ASSETS
CURRENT
Cash and cash equivalents	$43,919	$35,780
Accounts receivable	204,969	207,636
Other receivables	147	118
Prepaid expenses	34,624	31,164
Income taxes recoverable	2,272	-
Restricted cash	542	542
Other assets	15	-
	286,488	275,240

OTHER RECEIVABLES	2,520	2,343
FUNDED LANDFILL POST-CLOSURE COSTS	10,959	10,145
INTANGIBLES	168,670	176,973
GOODWILL	907,450	886,911
LANDFILL DEVELOPMENT ASSETS	16,305	15,067
DEFERRED FINANCING COSTS	11,619	11,528
CAPITAL ASSETS	969,154	929,111
LANDFILL ASSETS	933,914	932,595
INVESTMENTS	798	748
OTHER ASSETS	-	759
TOTAL ASSETS	$3,307,877	$3,241,420

LIABILITIES
CURRENT
Accounts payable	$93,588	$98,614
Accrued charges	155,295	139,988
Dividends payable	14,328	13,425
Income taxes payable	3,430	3,175
Deferred revenues	16,911	16,340
Current portion of long-term debt	523	494
Landfill closure and post-closure costs	10,625	10,717
Other liabilities	21,339	17,394
	316,039	300,147

LONG-TERM DEBT	1,583,190	1,546,737
LANDFILL CLOSURE AND POST-CLOSURE COSTS	120,126	115,195
OTHER LIABILITIES	33,235	20,474
DEFERRED INCOME TAXES	120,747	129,970
TOTAL LIABILITIES	2,173,337	2,112,523

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 108,871,584 (December 31, 2015 - 108,806,684))	1,692,209	1,691,963
Restricted shares (issued and outstanding - 445,189 (December 31, 2015 - 496,672))	(13,139)	(12,461)
Additional paid in capital	4,751	7,015
Accumulated deficit	(376,475)	(360,948)
Accumulated other comprehensive loss	(172,806)	(196,672)
Total shareholders' equity	1,134,540	1,128,897
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,307,877	$3,241,420
Progressive Waste Solutions Ltd. – March 31, 2016 -

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows ("Statement of Cash Flows")
For the periods ended March 31, 2016 and 2015 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended
	2016	2015

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net (loss) income	$(2,010)	$18,121
Items not affecting cash
Restricted share expense	1,322	806
Accretion of landfill closure and post-closure costs	1,581	1,599
Amortization of intangibles	10,918	11,298
Amortization of capital assets	37,717	36,109
Amortization of landfill assets	17,147	16,602
Interest on long-term debt (amortization of deferred financing costs)	644	764
Non-cash interest income	(25)	(65)
Net gain on sale of capital and landfill assets	(138)	(9,194)
Net loss on financial instruments	13,862	10,759
Deferred income tax (recovery) expense	(9,870)	284
Landfill closure and post-closure expenditures	(829)	(1,047)
Changes in non-cash working capital items	2,754	2,139
Cash generated from operating activities	73,073	88,175
INVESTING
Acquisitions	(130)	(29,838)
Investment in other receivables	(41)	(23)
Proceeds from other receivables	29	10
Funded landfill post-closure costs	(249)	(287)
Purchase of capital assets	(48,620)	(51,232)
Purchase of landfill assets	(15,866)	(9,964)
Proceeds from the sale of capital and landfill assets	722	1,263
Proceeds from asset divestiture	-	76,190
Investment in landfill development assets	(126)	(67)
Cash utilized in investing activities	(64,281)	(13,948)
FINANCING
Proceeds from long-term debt	90,584	93,029
Repayment of long-term debt	(79,311)	(133,257)
Proceeds from the exercise of stock options, net of related costs	96	53
Repurchase of common shares and related costs	-	(15,284)
Purchase of, net of proceeds from, restricted shares	(3,593)	(2,481)
Dividends paid to shareholders	(13,516)	(14,504)
Cash utilized in financing activities	(5,740)	(72,444)
Effect of foreign currency translation on cash and cash equivalents	5,087	(6,485)
NET CASH INFLOW (OUTFLOW)	8,139	(4,702)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	35,780	41,636
CASH AND CASH EQUIVALENTS, END OF PERIOD	$43,919	$36,934
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$43,918	$36,933
Cash equivalents	1	1
	$43,919	$36,934
Cash paid during the period for:
Income taxes	$8,330	$12,962
Interest	$12,190	$15,043
Progressive Waste Solutions Ltd. – March 31, 2016 -

FX Impact on Consolidated Results
The following table has been prepared to assist readers in assessing the FX impact on selected results for the three months ended March 31, 2016.
			Three months ended
	March 31, 2015	March 31, 2016	March 31, 2016	March 31, 2016	March 31, 2016
	(as reported)(C)(E)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$460,205	$27,561	$487,766	$(16,328)	$471,438
Operating expenses	297,500	14,010	311,510	(8,967)	302,543
Selling, general and administration	58,716	27,690	86,406	(4,693)	81,713
Amortization	64,009	3,843	67,852	(2,070)	65,782
Net gain on sale of capital and landfill assets	(9,194)	9,053	(141)	3	(138)
Operating income	49,174	(27,035)	22,139	(601)	21,538
Interest on long-term debt	15,456	(1,643)	13,813	(1,351)	12,462
Net foreign exchange (gain) loss	(283)	1,550	1,267	(123)	1,144
Net loss on financial instruments	10,759	4,660	15,419	(1,557)	13,862
Income (loss) before net income tax expense (recovery)	23,242	(31,602)	(8,360)	2,430	(5,930)
Net income tax expense (recovery)	5,121	(9,324)	(4,203)	283	(3,920)
Net income (loss)	$18,121	$(22,278)	$(4,157)	$2,147	$(2,010)

Adjusted EBITDA(A)	$106,872	$10,283	$117,155	$(4,882)	$112,273
Adjusted EBITA(A)	$54,161	$6,257	$60,418	$(3,009)	$57,409
Adjusted operating income or adjusted operating EBIT(A)	$52,057	$(2,613)	$49,444	$(2,815)	$46,629
Adjusted net income(A)	$28,242	$(537)	$27,705	$(701)	$27,004
Free cash flow(B)	$34,685	$(2,160)	$32,525	$(2,243)	$30,282
Progressive Waste Solutions Ltd. – March 31, 2016 -

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)
	Three months ended
		March 31
	2016	2015

Net (loss) income	$(2,010)	$18,121
Add back the following:
Income tax (recovery) expense	(3,920)	5,121
Net loss on financial instruments	13,862	10,759
Net foreign exchange loss (gain)	1,144	(283)
Interest on long-term debt	12,462	15,456
Net gain on sale of capital and landfill assets	(138)	(9,194)
Amortization	65,782	64,009
Transaction and related costs - SG&A	81	228
Fair value movements in stock options - SG&A(*)	2,716	729
Restricted share expense - SG&A(*)	423	311
Non-operating expenses - SG&A	21,871	1,615
Adjusted EBITDA(A)	112,273	106,872
Less the following:
Amortization of capital and landfill assets	54,864	52,711
Adjusted EBITA(A)	57,409	54,161
Less the following:
Net gain on sale of capital and landfill assets	(138)	(9,194)
Amortization of intangibles	10,918	11,298
Adjusted operating income or adjusted operating EBIT(A)	$46,629	$52,057

Net (loss) income	$(2,010)	$18,121
Transaction and related costs - SG&A	81	228
Fair value movements in stock options - SG&A(*)	2,716	729
Restricted share expense - SG&A(*)	423	311
Non-operating expenses - SG&A	21,871	1,615
Net loss on financial instruments	13,862	10,759
Net income tax recovery	(9,939)	(3,521)
Adjusted net income(A)	$27,004	$28,242
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.

Adjusted net income (A)
per weighted average share, basic	$0.25	$0.25
Adjusted net income (A)
per weighted average share, diluted	$0.25	$0.25

Replacement and growth expenditures (E)
Replacement expenditures	$37,634	$31,836
Growth expenditures	27,894	22,296
Total replacement and growth expenditures	$65,528	$54,132

Cash flow
Cash generated from operating activities (statement of cash flows)	$73,073	$88,175
Free cash flow(B)	$30,282	$34,685
Free cash flow (B)
per weighted average share, diluted	$0.28	$0.31

Dividends
Dividends paid (common shares)	$13,516	$14,504
Progressive Waste Solutions Ltd. – March 31, 2016 -

Segment Highlights
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					March 31
	2015	2016		2016
	(as reported)(C)(D)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$460,205	$487,766	$27,561	$471,438	$11,233
North	$153,881	$167,901	$14,020	$151,573	$(2,308)
West	$158,392	$165,829	$7,437	$165,829	$7,437
East	$147,932	$154,036	$6,104	$154,036	$6,104

Operating expenses	$297,500	$311,510	$14,010	$302,543	$5,043
North	$91,998	$92,209	$211	$83,242	$(8,756)
West	$102,890	$112,059	$9,169	$112,059	$9,169
East	$102,612	$107,242	$4,630	$107,242	$4,630

SG&A (as reported)	$58,716	$86,406	$27,690	$81,713	$22,997
North	$12,997	$12,611	$(386)	$11,385	$(1,612)
West	$13,629	$14,593	$964	$14,593	$964
East	$16,078	$13,966	$(2,112)	$13,966	$(2,112)
Corporate	$16,012	$45,236	$29,224	$41,769	$25,757

EBITDA(A) (as reported)	$103,989	$89,850	$(14,139)	$87,182	$(16,807)
North	$48,886	$63,081	$14,195	$56,946	$8,060
West	$41,873	$39,177	$(2,696)	$39,177	$(2,696)
East	$29,242	$32,828	$3,586	$32,828	$3,586
Corporate	$(16,012)	$(45,236)	$(29,224)	$(41,769)	$(25,757)

Adjusted SG&A	$55,833	$59,101	$3,268	$56,622	$789
North	$12,997	$12,611	$(386)	$11,385	$(1,612)
West	$13,629	$14,593	$964	$14,593	$964
East	$16,078	$13,966	$(2,112)	$13,966	$(2,112)
Corporate	$13,129	$17,931	$4,802	$16,678	$3,549

Adjusted EBITDA(A)	$106,872	$117,155	$10,283	$112,273	$5,401
North	$48,886	$63,081	$14,195	$56,946	$8,060
West	$41,873	$39,177	$(2,696)	$39,177	$(2,696)
East	$29,242	$32,828	$3,586	$32,828	$3,586
Corporate	$(13,129)	$(17,931)	$(4,802)	$(16,678)	$(3,549)

Progressive Waste Solutions Ltd. – March 31, 2016 -

Revenues
Gross revenue by service type
The table below outlines gross revenue by service type prepared on a consolidated basis and includes the impact of FX.
			Three months ended
			March 31
	2016	%	2015	%

Commercial	$163,898	34.8	$169,593	36.9
Industrial	84,399	17.9	82,050	17.8
Residential	112,365	23.8	108,793	23.6
Transfer and disposal	149,099	31.6	141,000	30.6
Recycling	11,158	2.4	12,138	2.6
Other	15,936	3.4	11,596	2.5
Gross revenues	536,855	113.9	525,170	114.0

Intercompany	(65,417)	(13.9)	(64,965)	(14.0)
Revenues	$471,438	100.0	$460,205	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
	Three months ended March 31, 2016			Three months ended March 31, 2015
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.5	1.0	1.6	2.6	1.3	1.8
Fuel surcharges	(2.2)	(0.3)	(1.0)	(0.6)	(1.0)	(0.9)
Recycling and other	4.7	(0.5)	1.5	(0.9)	(0.9)	(0.9)
Total price growth (decline)	5.0	0.2	2.1	1.1	(0.6)	-

Volume	4.1	4.8	4.5	2.2	0.3	1.0
Total organic revenue growth (decline)	9.1	5.0	6.6	3.3	(0.3)	1.0

Net acquisitions	-	(0.6)	(0.4)	0.1	1.6	1.1
Total revenue growth	9.1	4.4	6.2	3.4	1.3	2.1

Progressive Waste Solutions Ltd. – March 31, 2016 -

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide readers with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended
			March 31
	2016	2015(E)	Change

Cash generated from operating activities	$73,073	$88,175	$(15,102)

Operating and investing
Stock option expense(*)	2,716	729	1,987
LTIP portion of restricted share expense	(899)	(495)	(404)
Acquisition and related
costs	81	228	(147)
Non-operating or non-recurring expenses	21,871	1,615	20,256
Changes in non-cash working capital items	(2,754)	(2,139)	(615)
Capital and landfill asset purchases	(64,486)	(61,196)	(3,290)
Capital and landfill asset change in non-cash working capital	(1,042)	7,064	(8,106)
Proceeds from the sale of capital and landfill assets	722	1,263	(541)

Financing
Purchase of restricted shares(*)	(144)	(276)	132
Net realized foreign
exchange loss (gain)	1,144	(283)	1,427
Free cash flow(B)	$30,282	$34,685	$(4,403)

Note:
(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. – March 31, 2016 -

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach because it best reflects how we manage the business and our free cash flow(B).

	Three months ended
			March 31
	2016	2015(E)	Change

Adjusted EBITDA(A)	$112,273	$106,872	$5,401

Purchase of restricted shares(*)	(144)	(276)	132
Capital and landfill asset purchases	(64,486)	(61,196)	(3,290)
Capital and landfill asset change in non-cash working capital	(1,042)	7,064	(8,106)
Proceeds from the sale of capital and landfill assets	722	1,263	(541)
Landfill closure and post- closure expenditures	(829)	(1,047)	218
Landfill closure and post- closure cost accretion expense	1,581	1,599	(18)
Interest on long-term debt	(12,462)	(15,456)	2,994
Non-cash interest expense, net	619	699	(80)
Current income tax expense	(5,950)	(4,837)	(1,113)
Free cash flow(B)	$30,282	$34,685	$(4,403)

Note:
(*)Amounts exclude LTIP compensation.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)
2016				2015
Consolidated Balance Sheet		Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
Current		Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.7225		$0.7820
March 31	$0.7710	$0.7274	$0.7274	$0.7885	$0.8057	$0.8057

Quarterly dividend declared
The Company's Board of Directors declared a prorated quarterly dividend of $0.11 Canadian per share payable to shareholders of record on May 16, 2016.  The dividend will be paid on May 30, 2016.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Annual and Special Meeting of Shareholders
The Company has scheduled its annual and special meeting of shareholders for Thursday, May 26, 2016 in Toronto, Ontario.  The record date was Friday, April 15, 2016. At the meeting, shareholders will, among other things, be asked to consider the Company's previously announced business combination transaction with Waste Connections, Inc. ("Waste Connections"). A live webcast of the meeting can be accessed at www.progressivewaste.com in the Investor Relations section under Events & Presentations, on May 26, 2016, from approximately 10:00 a.m. (ET). Meeting materials, which include complete details surrounding the matters to be considered by shareholders at the meeting, are available at www.progressivewaste.com and under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Progressive Waste Solutions Ltd. – March 31, 2016 -

 Definitions and Notes

(A) All references to "Adjusted EBITDA" in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  They also include certain equity based compensation amounts, payments made to certain senior management on their departure and other expenses from time-to-time, including branding costs and costs incurred on the pending merger with WCI.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item, amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item, the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time-to-time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on debt extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to "Adjusted EBITA" in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to "Adjusted operating income or adjusted operating EBIT" in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to "Adjusted net income" are to adjusted operating income after adjusting for, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and net income tax expense or recovery.
Progressive Waste Solutions Ltd. – March 31, 2016 -

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company's capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company's acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our "operating" net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company's ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.
(B) We have adopted a measure called "free cash flow" to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to "free cash flow" in this document have the meaning set out in this note.

(C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively "facility costs", incurred at our operating locations have been reclassified from SG&A expense to operating expenses.  Facility costs incurred by our corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of operations and aligns the classification of these costs on a basis consistent with our peers.  Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results.

(D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure.  Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment.  The remainder of our previously reported U.S. south segment was renamed our West segment.  Our previously reported Canadian segment was renamed the North segment.  These segment changes were made to align with our reorganized management structure.  The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions.  In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West.

(E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis.  Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period.  The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation.

Caution regarding forward looking statements
Certain statements in this press release constitute "forward-looking statements" of the Company within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements").  Forward looking statements include, but are not limited to, statements concerning the proposed transactions between the Company and Waste Connections, including any statements regarding the expected combination of the Company with Waste Connections and the timing of the annual and special meeting of shareholders to approve the combination, and any other statements regarding the Company's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts and constitute "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are not based on historical facts but instead reflect Progressive Waste Solutions management's expectations, estimates or projections concerning future results or events.  These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "intent," "belief," "may," "plan," "foresee," "likely," "potential," "project," "seek," "strategy," "synergies," "targets," "opportunity," "will," "should," "would," or variations of such words and other similar words.  Forward‑looking statements include, but are not limited to, statements relating to future financial and operating results and the Company's plans, objectives, prospects, expectations and intentions.  These statements represent the Company's intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties, contingencies and other factors that could cause actual results to differ materially from the results expressed or implied in the forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the ability to consummate the proposed transactions; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed combination of the Company and Waste Connections on the proposed terms and schedule; the ability of the Company and Waste Connections to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated, the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws, significant competition that the Company and Waste Connections face; compliance with extensive government regulation; the combined company's ability to make acquisitions and its ability to integrate or manage such acquired businesses; and the diversion of management time on the proposed transactions.   Additional information concerning these and other factors can be found in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, including (i) the Company's most recent Annual Report on Form 40-F and Current Reports on Form 6-K, and (ii) the Company's current and annual Management's Discussion and Analysis and the Annual Information Form, and management information circular dated April 12, 2016, filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com.

Progressive Waste Solutions Ltd. – March 31, 2016 -

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this document are qualified by these cautionary statements.  The forward-looking statements in this document are made as of the date of this document and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated or implied in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements. The Company does not undertake any obligation to update or revise any forward-looking information, except as may be required by law. The forward-looking statements are presented for the purpose of assisting investors in understanding the Company's expected plans and objectives and may not be appropriate for other purposes.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Given the Company's pending merger with Waste Connections, Inc. (NYSE: WCN), Progressive Waste Solutions will not be hosting an earnings conference call or webcast.

Progressive Waste Solutions Ltd. – March 31, 2016 -